SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

GlobeImmune, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37957B100

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 13

CUSIP #37957B100	Page 2 of 15

1	NAME OF REPORTING PERSONS Morgenthaler Partners VII, L.P. (“Morgenthaler VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
86,186 shares (of which 8,886 are issuable upon the exercise of warrants), except that Morgenthaler Management Partners VII, LLC (“Morgenthaler VII GP”), the general partner of Morgenthaler VII, may be deemed to have sole power to vote these shares, and Robert C. Bellas, Jr. (“Bellas”), Gary R. Little (“Little”), John D. Lutsi (“Lutsi”), Gary J. Morgenthaler (“Morgenthaler”), Robert D. Pavey (“Pavey”) and Peter G. Taft (“Taft”), the managing members of Morgenthaler VII GP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
86,186 shares (of which 8,886 are issuable upon the exercise of warrants), except that Morgenthaler VII GP, the general partner of Morgenthaler VII, may be deemed to have sole power to dispose of these shares, and Bellas, Little, Lutsi, Morgenthaler, Pavey and Taft, the managing members of Morgenthaler VII GP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	86,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.5%
12	TYPE OF REPORTING PERSON	PN

CUSIP #37957B100	Page 3 of 15

1	NAME OF REPORTING PERSONS Morgenthaler Management Partners VII, LLC (“Morgenthaler VII GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
86,186 shares (of which 8,886 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler Partners VII, L.P. (“Morgenthaler VII”). Morgenthaler VII GP, the general partner of Morgenthaler VII, may be deemed to have sole power to vote these shares, and Robert C. Bellas, Jr. (“Bellas”), Gary R. Little (“Little”), John D. Lutsi (“Lutsi”), Gary J. Morgenthaler (“Morgenthaler”), Robert D. Pavey (“Pavey”) and Peter G. Taft (“Taft”), the managing members of Morgenthaler VII GP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
86,186 shares (of which 8,886 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler VII. Morgenthaler VII GP, the general partner of Morgenthaler VII, may be deemed to have sole power to dispose of these shares, and Bellas, Little, Lutsi, Morgenthaler, Pavey and Taft, the managing members of Morgenthaler VII GP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	86,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.5%
12	TYPE OF REPORTING PERSON	OO

CUSIP #37957B100	Page 4 of 15

1	NAME OF REPORTING PERSONS Robert C. Bellas, Jr. (“Bellas”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER
		86,186 shares (of which 8,886 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler Partners VII, L.P. (“Morgenthaler VII”). Morgenthaler Management Partners VII, LLC (“Morgenthaler VII GP”) is the general partner of Morgenthaler VII, and Bellas, a managing member of Morgenthaler VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER
		86,186 shares (of which 8,886 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler VII. Morgenthaler VII GP is the general partner of Morgenthaler VII, and Bellas, a managing member of Morgenthaler VII GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	86,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.5%
12	TYPE OF REPORTING PERSON	IN

CUSIP #37957B100	Page 5 of 15

1	NAME OF REPORTING PERSONS Gary R. Little (“Little”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER
		86,186 shares (of which 8,886 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler Partners VII, L.P. (“Morgenthaler VII”). Morgenthaler Management Partners VII, LLC (“Morgenthaler VII GP”) is the general partner of Morgenthaler VII, and Little, a managing member of Morgenthaler VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER
		86,186 shares (of which 8,886 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler VII. Morgenthaler VII GP is the general partner of Morgenthaler VII, and Little, a managing member of Morgenthaler VII GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	86,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.5%
12	TYPE OF REPORTING PERSON	IN

CUSIP #37957B100	Page 6 of 15

1	NAME OF REPORTING PERSONS John D. Lutsi (“Lutsi”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER
		86,186 shares (of which 8,886 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler Partners VII, L.P. (“Morgenthaler VII”). Morgenthaler Management Partners VII, LLC (“Morgenthaler VII GP”) is the general partner of Morgenthaler VII, and Lutsi, a managing member of Morgenthaler VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER
		86,186 shares (of which 8,886 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler VII. Morgenthaler VII GP is the general partner of Morgenthaler VII, and Lutsi, a managing member of Morgenthaler VII GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	86,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.5%
12	TYPE OF REPORTING PERSON	IN

CUSIP #37957B100	Page 7 of 15

1	NAME OF REPORTING PERSONS Gary J. Morgenthaler (“Morgenthaler”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER
		86,186 shares (of which 8,886 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler Partners VII, L.P. (“Morgenthaler VII”). Morgenthaler Management Partners VII, LLC (“Morgenthaler VII GP”) is the general partner of Morgenthaler VII, and Morgenthaler, a managing member of Morgenthaler VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER
		86,186 shares (of which 8,886 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler VII. Morgenthaler VII GP is the general partner of Morgenthaler VII, and Morgenthaler, a managing member of Morgenthaler VII GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	86,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.5%
12	TYPE OF REPORTING PERSON	IN

CUSIP #37957B100	Page 8 of 15

1	NAME OF REPORTING PERSONS Robert D. Pavey (“Pavey”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER
		86,186 shares (of which 8,886 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler Partners VII, L.P. (“Morgenthaler VII”). Morgenthaler Management Partners VII, LLC (“Morgenthaler VII GP”) is the general partner of Morgenthaler VII, and Pavey, a managing member of Morgenthaler VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER
		86,186 shares (of which 8,886 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler VII. Morgenthaler VII GP is the general partner of Morgenthaler VII, and Pavey, a managing member of Morgenthaler VII GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	86,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.5%
12	TYPE OF REPORTING PERSON	IN

CUSIP #37957B100	Page 9 of 15

1	NAME OF REPORTING PERSONS Peter G. Taft (“Taft”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER
		86,186 shares (of which 8,886 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler Partners VII, L.P. (“Morgenthaler VII”). Morgenthaler Management Partners VII, LLC (“Morgenthaler VII GP”) is the general partner of Morgenthaler VII, and Taft, a managing member of Morgenthaler VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER
		86,186 shares (of which 8,886 are issuable upon the exercise of warrants), all of which are directly owned by Morgenthaler VII. Morgenthaler VII GP is the general partner of Morgenthaler VII, and Taft, a managing member of Morgenthaler VII GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	86,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.5%
12	TYPE OF REPORTING PERSON	IN

CUSIP #37957B100	Page 10 of 15

ITEM 1(A).	NAME OF ISSUER

GlobeImmune, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1450 Infinite Drive

Louisville, Colorado 80027

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Morgenthaler Partners VII, L.P., a Delaware limited partnership, Morgenthaler Management Partners VII, LLC a Delaware limited liability company, Robert C. Bellas, Jr., Gary R. Little, John D. Lutsi, Gary J. Morgenthaler, Robert D. Pavey and Peter G. Taft. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Morgenthaler Ventures

3200 Alpine Road

Portola Valley, California 94028

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value

ITEM 2(D)	CUSIP NUMBER

37957B100

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the common stock of the Issuer by the persons filing this Statement is provided as of December 31, 2015:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

CUSIP #37957B100	Page 11 of 15

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of Morgenthaler Partners VII, L.P. and the limited liability company agreement of Morgenthaler Management Partners VII, LLC, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP #37957B100	Page 12 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

MORGENTHALER PARTNERS, VII, L.P.

By:	MORGENTHALER MANAGEMENT PARTNERS VII, LLC
Its:	General Partner

By:	/s/ Travis Boettner
Name:	Travis Boettner
Title:	Vice President of Finance and Chief Compliance Officer / Attorney-in-Fact

MORGENTHALER MANAGEMENT PARTNERS VII, LLC

By:	/s/ Travis Boettner
Name:	Travis Boettner
Title:	Vice President of Finance and Chief Compliance Officer / Attorney-in-Fact

ROBERT C. BELLAS, JR.

By:	/s/ Travis Boettner
Name:	Travis Boettner
Title:	Attorney-in-Fact

GARY R. LITTLE

By:	/s/ Travis Boettner
Name:	Travis Boettner
Title:	Attorney-in-Fact

JOHN D. LUTSI

By:	/s/ Travis Boettner
Name:	Travis Boettner
Title:	Attorney-in-Fact

GARY J. MORGENTHALER

By:	/s/ Travis Boettner
Name:	Travis Boettner
Title:	Attorney-in-Fact

ROBERT D. PAVEY

By:	/s/ Travis Boettner
Name:	Travis Boettner
Title:	Attorney-in-Fact

PETER G. TAFT

By:	/s/ Travis Boettner
Name:	Travis Boettner
Title:	Attorney-in-Fact

CUSIP #37957B100	Page 13 of 15

EXHIBIT INDEX

		Found on Sequentially
Exhibit		Numbered Page

Exhibit A:	Agreement of Joint Filing	14

Exhibit B:	Power of Attorney	15

CUSIP #37957B100	Page 14 of 15

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP #37957B100	Page 15 of 15

exhibit B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Morgenthaler Management Partners VII, LLC or such other person or entity as is designated in writing by Gary R. Little (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Travis Boettner (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: February 12, 2016

Morgenthaler Partners VII, L.P.	/s/ Gary R. Little
By Morgenthaler Management Partners VII, LLC	Gary R. Little, Member
Its General Partner

Morgenthaler Management Partners VII, LLC	/s/ Gary R. Little
Gary R. Little, Member

Robert C. Bellas, Jr.	/s/ Robert C. Bellas, Jr.
Robert C. Bellas, Jr.

Gary R. Little	/s/ Gary R. Little
Gary R. Little

John D. Lutsi	/s/ John D. Lutsi
John D. Lutsi

Gary J. Morgenthaler	/s/ Gary J. Morgenthaler
Gary J. Morgenthaler

Robert D. Pavey	/s/ Robert D. Pavey
Robert D. Pavey

Peter G. Taft	/s/ Peter G. Taft
Peter G. Taft